Coty Inc.
2 Park Avenue
New York, NY 10016

June 10, 2013

VIA EDGAR and FAX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Pamela Long

Re:	Coty Inc. Registration Statement on Form S-1 File No. 333-182420

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Coty Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended to the date hereof (the “Registration Statement”), so as to become effective at 2:00 p.m., Eastern Daylight Time, on June 12, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 479-4338, Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or John E. Lawrence of

Ms. Pamela Long
Securities and Exchange Commission

Gibson, Dunn & Crutcher LLP at (212) 351-3862 with any questions or comments with respect to this letter.

Very truly yours,

Coty Inc.

By: /s/ Jules Kaufman
      Jules Kaufman
      Senior Vice President, General Counsel
      and Secretary

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
John E. Lawrence, Gibson, Dunn & Crutcher LLP